Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2012	2011	2012	2011

Income (loss) before income taxes	$608	$(727)	$1,685	$242
Interest	96	97	192	193
Portion of rentals deemed to be interest	16	16	32	32
Income (loss) available for fixed charges	$720	$(614)	$1,909	$467

Fixed charges:
Interest	$96	$97	$192	$193
Portion of rentals deemed to be interest	16	16	32	32
Total fixed charges	112	113	224	225
Preferred stock dividend requirements	—	—	—	1
Total fixed charges and preferred stock dividend requirements	$112	$113	$224	$226
Ratio of earnings to fixed charges (1)	6.42	N/A	8.51	2.08
Ratio of earnings to combined fixed charges and preferred stock dividend requirements (1)	6.42	N/A	8.51	2.06

(1) The loss for the three months ended June 30, 2011 was inadequate to cover “fixed charges” and “combined fixed charges and preferred stock dividends” by $727 million.

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.